14041492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AUG 29 2014
191

SEC FILE NUMBER
8- 52518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StreetCapital, Inc.

OFFICIAL USE ONLY
104034
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Colonial Parkway Ste 260
(No. and Street)

Roswell (City) GA (State) 30076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, PA.
(Name – *if individual, state last, first, middle name*)

7280 W Palmetto Park Road (Address) Boca Raton (City) FL (State) 33433 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 9/3/14

Tg 9/3/14

OATH OR AFFIRMATION

I, Vincent Sbarra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Streetcapital, Inc., as of June 30, 2014, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Known personally to me

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Streetcapital, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Streetcapital, Inc. (the Company) as of June 30, 2014, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streetcapital, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
August 27, 2014

Streetcapital, Inc.
Statement of Financial Condition
June 30, 2014

ASSETS

Cash	$	26,814
Fee Income Receivable		8,000
Officer loan receivables		244,400
Marketable securities, net of valuation allowance $11,250		24,750
Property and equipment, net of accumulated depreciation of $10,886		520
Deposit		5,405
Total assets	$	309,889

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	9,345
Accrued payroll taxes		1,679
Total liabilities		11,024
Shareholders' equity:		
Common stock, $.01 par value; 100,000,000 shares authorized 120,000 shares issued and outstanding		1,200
Additional paid-in capital		450,301
Accumulated deficit		(152,636)
Total shareholders' equity		298,865
Total liabilities and shareholders' equity	$	309,889

See Accompanying Notes to Financial Statements

Streetcapital, Inc.
Statement of Operations
Year Ended June 30, 2014

Revenues:		
Investment banking fees	$	202,401
Private Placement Income		218,540
Consulting Fees		2,250
Total revenue		423,191
Expenses:		
Commissions		29,178
Clearing costs		150
Depreciation expense		80
General and administrative expense		20,874
Employee compensation and benefits		289,980
Fidelity bond		790
Professional fees		18,536
Occupancy costs		33,964
Regulatory fees		3,868
Communication and data processing		6,633
State and Local Taxes		200
Total operating expenses		404,253
Net income from operations		18,938
Other Income (Expense):		
Unrealized gain on marketable securities		800
Interest Income		200
Total other income		1,000
Net income before income taxes		19,938
Income tax expense		-
Net income	$	19,938

See Accompanying Notes to Financial Statements

Streetcapital, Inc.
Statement of Changes in Shareholders' Equity
Year Ended June 30, 2014

	Common Stock - $1.00 Par Value				Additional		Retained		
	Shares		Amount		Paid in Capital		Earnings		Total
Balance, June 30, 2013	120,000	$	1,200	$	450,301	$	(172,574)	$	278,927
Net income	-		-		-		19,938		19,938
Balance, June 30, 2014	120,000	$	1,200	$	450,301	$	(152,636)	$	298,865

See Accompanying Notes to Financial Statements

Streetcapital, Inc.
Statement of Cash Flows
Year Ended June 30, 2014

Cash flows from operating activities:		
Net income	$	19,938
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense		80
Gain on securities held		(800)
Stock Received as Fee Income		(10,000)
Changes in assets and liabilities:		
(Increase) decrease in:		
Fee income receivable		6,102
Officer loan receivable		(27,868)
Broker loan receivable		3,500
Prepaid Expense		5,654
Increase (decrease) in:		
Accrued expenses		(2,768)
Net cash used in operating activities		(6,162)
Cash flows from investing activities:		
Purchase of Computers		(600)
Net cash (used) in investing activities		(600)
Net decrease in cash		(6,762)
Cash, beginning of year		33,576
Cash, end of year	$	26,814
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	100
Cash paid during the year for taxes	$	200

See Accompanying Notes to Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS

StreetCapital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. On February 5, 2009, the Company changed its name from HPC Capital Management, Inc. to StreetCapital, Inc. The Company manages its business activities on the basis of one reportable segment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as agent. Investment banking revenues also include fees earned from providing Private Placement and financial restructuring advisory services. Investment banking fees paid in cash are recorded on the offering or closing date. Trading gains or losses are recognized on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates applied in the fiscal year ended June 30, 2014 are the fair market realizable value of Fee Income Receivable, and the net book value of Property and Equipment. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax ++basis of assets and liabilities using presently enacted tax rates in effect.

Valuation of Investments

Marketable securities are carried at their market values based on quoted market prices at the balance sheet date. Changes in the market value between measurement dates are recognized in the statement of operations as Unrealized Gain and Losses. As of June 30, 2014 the Company had net cumulative unrealized losses of $11,250.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation and amortization are being computed over the estimated useful lives of the assets, generally five to seven years, using the straight-line method. Depreciation expense of June 30, 2014 was $ 80.

Long-Lived Assets

The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized.

Concentrations

The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2014.

During Fiscal Year End June 30, 2014 the Company derived approximately 46% of total revenues from 3 customers with concentrations greater than 10% as follows:

Customer A	90,240	21%
Customer B	56,646	13%
Customer C	50,000	12%
Others	226,305	54%
Total revenue	423,191	100%

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities owned consist of trading and investment securities at market value based on quoted market prices.

At June 30, 2014 the Company had $24,750 in readily marketable securities. During the year ended June 30, 2014, the Company had Unrealized Gains due to changes in the market value totaling $800.

NOTE 4 – COMMITMENT AND CONTINGENCIES

Lease

The Company leased its office space and rent expense during this audit year was $33,964. The Company entered into a 51 month term lease agreement on November 19, 2012, with a monthly rent payment of approximately $2,700 for the first twelve months, and a three (3) percent increase every twelve (12) months.

The following table shows the Company's lease commitments by year:

Year ending June 30,	Operating Leases
	$
2015	34,373
2016	35,404
2017	24,311
Total Minimum Lease Obligation	**$ 94,088**

NOTE 5 – Income Tax Expense

No current provision for federal income taxes has been recorded for 2014 as the Company has a tax net operating loss carryover from prior years. No provision for deferred income taxes has been recorded as the Company is providing a full valuation allowance against its deferred tax assets.

The company's deferred tax assets at June 30, 2014 were as follows:

Net operating loss carryforward	$ 45,000
Total	45,000
Less: Valuation Allowance	(45,000)
Net deferred tax assets	-

At June 30, 2014, the Company had net operating loss carry forwards of approximately $113,000 available to reduce future taxable income. These losses if unused can be carried forward through June 30, 2032. The net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code in the event of an ownership change. A valuation allowance has been recorded to fully offset the deferred tax assets as the future realization of the related tax benefits is uncertain. The company has decreased its valuation allowance by $7,000 in 2014. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2014, the Company had no accrued interest or penalties. The Company currently has no federal or state tax examinations in progress.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1.

At June 30, 2014, the Company has net capital of $24,290, which was $19,290 greater than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .4539 to 1.

The Company qualifies under the exempted provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7 – RELATED PARTY TRANSACTIONS

At June 30, 2014 two officers of the Company owe the Company an aggregate amount of $244,400. These loans are non-interest bearing and due on demand.

NOTE 8 –FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, "Fair Value Measurements and Disclosures", for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing US GAAP that require the use of fair value measurements which establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The carrying amounts reported in the balance sheet for receivables, deposits, accounts payable and accrued liabilities approximate their estimated fair market value based on the short-term maturity of these instruments. In addition, FASB ASC 825-10-25 "Fair Value Option" was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.

NOTE 8 –FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The marketable securities held at June 30, 2014 are valued at quoted market prices in an active market, and is therefore based on Level 1 inputs. As of June 30, 2014 the fair market value of the marketable securities based on quoted market prices is $24,750. The market price change in this fiscal year resulted in an Unrealized Gain in marketable securities in the amount of $ 800 (see notes 1 and 3).

NOTE 9 – SUBSEQUENT EVENTS

On August 18, 2014, one of the principals of StreetCapital, Inc., Paul T. Mannion, Jr., concluded settlement discussions with the staff of the Securities and Exchange Commission ("Commission") in connection with litigation brought against him and others arising out of his prior engagement in 2005 as an investment adviser to a private non-registered fund. The litigation is unrelated to StreetCapital, Inc. The parties have reached a settlement in principal subject to approval by the Commission. Mr. Mannion intends to resign from StreetCapital, Inc. shortly and transfer his ownership interest to the other principal of StreetCapital, Inc.

The Company has evaluated events and transactions that occurred subsequent to June 30, 2014 through August 27, 2014 the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures shown above, the Company did not identify any other events or transactions that should be recognized or disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

Streetcapital, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2014

Net capital computation:		
Total shareholders' equity	$	298,865
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		-
Receivables other		8,000
Officer loan receivable		244,400
Marketable securities		14,750
Deposits		5,405
Property plant and equipment		520
Total non-allowable assets		273,075
Net capital before haircuts on securities positions		25,790
Haircuts on securities		1,500
Net capital		24,290
Required minimum capital (greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $11,024)		5,000
Excess net capital	$	19,290
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	11,024
Ratio of aggregate indebtedness to net capital		.4539 to 1
Reconciliation:		
Net capital, per unaudited June 30, 2014 FOCUS report, as filed	$	24,290
Audit Adjustments		-
Net capital, per June 30, 2014 audited report, as filed	$	24,290

STREETCAPITAL, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2014

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of Street Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Street Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Street Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" and (2) Street Capital, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Street Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Street Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
August 27, 2014

StreetCapital

August 20, 2014

D'Arelli Pruzansky, P.A.
7280 West Palmetto Park Road
Boca Raton, Fl 33433

Att: Mitchell J. Pruzansky

Streetcapital, Inc. is operating under the k2-I exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm does not have a retail business. The broker dealer does not sell securities or take in any customer funds, therefore qualifies for the exemption under the rule.

X

Vincent Sbarra
President